December 11, 2008

BY FACSIMILE AND EDGAR

Mr. John Cash

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 26, 2007

Filed December 21, 2007

File #1-3011

Dear Mr. Cash,

Following a conference call on December 2, 2008 among Ms. Tricia Armelin, Ms. Anne McConnell and Ms. Leslie Overton, Valspar personnel and representatives of our independent auditors, Ernst & Young LLP, the Company is providing additional information in response to an item in your comment letter to Lori A. Walker dated October 20, 2008 with respect to the filing listed above. Included below is the item from your letter and the corresponding additional information supplied by the Company:

Form 10-K for the fiscal year ended October 26, 2007

Item 8. Consolidated Financial Statements

Note 2. Acquisitions and Divestitures, page 31

Please provide us a materiality analysis that supports your view that the amounts you recognized are not materially different than the amounts you would have recognized under paragraph 16a or 16b of EITF D-98 for each period presented.

Please see the attached schedule. The first box, labeled “Valspar Method,” includes the amounts we have accrued by quarter for the Huarun minority shares. The second box, labeled “SEC Method,” reflects our understanding of the method suggested by the Staff.

For Put 1, the method we used and the method the Staff suggested would not be materially different on a full year basis.

Mr. John Cash

December 11, 2008

For Put 2, there would be a difference on a full year basis. We are accruing ratably over time to Huarun’s calendar 2008 EBIT forecast. We understood the Staff to suggest a method to accrue ratably over a four quarter “put cycle” based on the previous year’s known EBIT, with an incremental “step” when Huarun’s calendar EBIT is finally determined (falling in our third fiscal quarter), as follows:

•

By the end of our third quarter of 2007, we would have accrued one third of the put amount based on Huarun’s calendar 2006 EBIT, but there would be no accretion in our third quarter of 2007 because one third of the amount based on 2006 EBIT was less than the opening book value of the shares. See Footnote 3 on attached schedule.

•	By the end of our third quarter of 2008, we would have accrued two thirds of the put amount.
o

We did not know Huarun’s calendar 2007 EBIT until our third quarter of 2008. Over the next four quarters (July 2007 to July 2008) we would have accrued to two thirds based on Huarun’s calendar 2006 EBIT. See Footnote 4 on the attached schedule.

o

During our third quarter of 2008, Huarun’s calendar 2007 EBIT was known. The accrual would then have been “stepped up” to result in a balance based on two thirds of Huarun’s calendar 2007 EBIT. See Footnote 5 on the attached schedule.

•

In our fourth quarter of 2008, certain minority shareholders exercised their puts. Those shares represented approximately 65% of the eligible Put 1 shares. Shareholders who did not exercise their puts must wait for the next put date (July 2009), resulting in all remaining shares being subject to Put 2, which is exercisable on July 26, 2009. See Footnotes 6 and 7 on the attached schedule.

•	By the end of our third quarter of 2009, we would need to have accrued 100% of the put amount.
o

We will not know Huarun’s calendar 2008 EBIT until our third quarter of 2009. Over the next four quarters (July 2008 to July 2009), we would accrue to the full put amount based on Huarun’s calendar 2007 EBIT for the remaining shares. See Footnote 8 on the attached schedule.

o

During our third quarter of 2009, Huarun’s calendar 2008 EBIT will be known. The accrual would then be “stepped up” to result in a balance based 100% of Huarun’s calendar 2008 EBIT for the remaining shares. This period has not been shown on the attached schedule. We stopped with the end of our 2008 fiscal year.

The third box shows the variance in both the balance sheet accrual and the accretion recognized under the two different methods. At the bottom of the page is a summary of the variance in EPS using to the two different methods in relation to the Company’s reported earnings per share.

Mr. John Cash

December 11, 2008

We acknowledge the Staff’s methodology as complying with EITF D-98, but we continue to believe we are using a reasonable method to adequately accrue for the redemption of Huarun minority interest shares at their earliest redemption date. Our focus has been on the intent behind EITF D-98 that the balance sheet clearly indicates what portion of equity (or minority interest in our case) is subject to redemption. We believe our method is consistent with the SEC’s objective as stated in Accounting Series Release No. 269, Redeemable Preferred Stocks, where the Commission stated, “There is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital. It is expected that the rules will provide more meaningful presentation of the financial obligations of those companies which finance operations through the use of such securities” (emphasis added). The Company and its auditors believe the method used by the Company is reasonable and appropriate under EITF D-98, paragraph 16a.

The effect on earnings per share is not material to full year results, particularly considering that investors and analysts exclude this accrual for purposes of their analysis of the Company’s financial performance.

We discussed on the conference call the possibility to request the views of the Division’s Office of the Chief Accountant in this matter. If the Staff objects to the method used by the Company or believes that the difference between the two methods is material, we respectfully request another telephone discussion with the Staff, including representatives from the Division’s Office of the Chief Accountant.

Thanks to the Staff for taking the time to discuss this matter, and we look forward to your response.

Sincerely,

THE VALSPAR CORPORATION

/s/ Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer

Cc:	Julie Kunkel, Ernst & Young, LLP

Greg Faucette, Ernst & Young, LLP

Valspar

Huarun Minority Interest Shares

EITF D-98 Accounting

Valspar Method
	Beginning Book Value	10/27/06	1/26/07	04/27/07	07/27/07		10/26/07		01/25/08		04/25/08		07/25/08		Q4 08 Redemption		Transfer Balance to Put 2		10/31/08

Put 1 - Balance Sheet	7,672	9,891	13,153	16,415	19,677	(1)	21,478		22,584		23,690		24,796	(2)	(15,960)	(6)	(8,836)	(7)	–
Accretion - Income Statement	–	2,219	3,262	3,262	3,262		1,801		1,106		1,106		1,106		–		–		–

Put 2 - Balance Sheet	7,672	8,832	10,637	12,442	14,247		15,864		17,672		19,481		21,424				8,836	(7)	33,577
Accretion - Income Statement	–	1,160	1,805	1,805	1,805		1,617		1,808		1,809		1,943		–		–		3,317

Total 1 and 2 - Balance Sheet	15,344	18,723	23,790	28,857	33,924		37,342	Total 07	40,256		43,171		46,220						33,577	Total 08
Total Accretion - Income Statement	–	3,379	5,067	5,067	5,067		3,418	18,619	2,914		2,915		3,049		–				3,317	12,195

SEC Method
	Beginning Book Value	10/27/06	1/26/07	04/27/07	07/27/07		10/26/07		01/25/08		04/25/08		07/25/08		Q4 08 Redemption		Transfer Balance to Put 2		10/31/08

Put 1 - Balance Sheet	7,672	7,672	7,672	7,672	19,677	(1)	19,677		19,677		19,677		24,796	(2)	(15,960)	(6)	(8,836)	(7)	–
Accretion - Income Statement	–	–	–	–	12,005		–		–		–		5,119		–		–		–

Put 2 - Balance Sheet	7,672	7,672	7,672	7,672	7,672	(3)	9,032	(4)	10,392	(4)	11,752	(4)	16,531	(5)			8,836	(7)	27,433	(8)
Accretion - Income Statement	–	–	–	–	–		1,360		1,360		1,360		4,779		–		–		2,066

Total 1 and 2 - Balance Sheet	15,344	15,344	15,344	15,344	27,349		28,709	Total 07	30,069		31,429		41,327						27,433	Total 08
Total Accretion - Income Statement	–	–	–	–	12,005		1,360	13,365	1,360		1,360		9,898		–				2,066	14,684

Difference - Over(Under) Accrued
	Beginning Book Value	10/27/06	1/26/07	04/27/07	07/27/07		10/26/07		01/25/08		04/25/08		07/25/08		Q4 08 Redemption		Transfer Balance to Put 2		10/31/08

Put 1 - Balance Sheet	–	2,219	5,481	8,743	–		1,801		2,907		4,013		–		–		–		–
Accretion - Income Statement	–	2,219	3,262	3,262	(8,743)		1,801		1,106		1,106		(4,013)

Put 2 - Balance Sheet	–	1,160	2,965	4,770	6,575		6,832		7,280		7,729		4,893				–		6,144
Accretion - Income Statement	–	1,160	1,805	1,805	1,805		257		448		449		(2,836)						1,251

Total 1 and 2 - Balance Sheet	–	3,379	8,446	13,513	6,575		8,633	Total 07	10,187		11,742		4,893						6,144	Total 08
Total Accretion - Income Statement	–	3,379	5,067	5,067	(6,938)		2,058	5,254	1,554		1,555		(6,849)						1,251	(2,489)

(1)	Fully accrued based on Huarun's calendar 2006 EBIT.
(2)	Fully accrued based on Huarun's calendar 2007 EBIT.
(3)	Calculated based on 1/3 of Huarun's calendar 2006 EBIT. No accretion done as it would have been negative. Opening Book Value was $7.7MM, 1/3 of Put 2 (Based Huarun's calendar 2006 EBIT) was $6.6MM.
(4)	Accreting over the next four quarters to 2/3 of Put 2 (Based on Huarun's calendar 2006 EBIT).
(5)	Calculated based on 2/3 of Put 2 (Based on Huarun's calendar 2007 EBIT).
(6)	In July 2008, certain minority shareholders exercised their puts. Those represented roughly 65% of the eligible Put 1 shares.
(7)	The shareholders who did not exercise their puts must wait for the next put date (July 2009) resulting in all remaining shares being subject to Put 2, which is exercisable on July 26, 2009.
(8)	Accreting over the next four quarters to 100% of Put 2 (Based on Huarun's calendar 2007 EBIT).

Summary Information	Reported	Accretion**	Per Share**	% of Total
	EPS	Variance	Accr. Var.	EPS
FY 2006	$1.71	3,379	$0.033	1.92%
FY 2007	$1.50	5,254	$0.051	3.41%
FY 2008	$1.38	(2,489)	$(0.025)	-1.80%

** Difference between Valspar method and method recommended by the SEC.